EXHIBIT 21
SUBSIDIARIES OF RAYONIER INC.
As of December 31, 2019

Name of Subsidiary	State/Country of Incorporation/Organization
Matariki Forests	New Zealand
Matariki Forestry Group	New Zealand
Rayonier Forest Resources, L.P.	Delaware
Rayonier Operating Company LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
Raydient LLC	Delaware

In accordance with Item 601(b)(21) of Regulation S–K, we have omitted some subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2019 under Rule 1–02(w) of Regulation S–X.